

Bay Area Rancher Cooperative (BAR-C)

Formed on July 28, 2020.
A business model that places the interests of the ranching community first.



Bay Area Ranchers' Cooperative

BAY AREA BAR-C RANCHERS CO-OP

16 Founding Members comprised of North Bay Ranchers



































GREEN STAR FARM
SEBASTOPOL, CALIF

GREEN STAR FARM

MAGRUDER RANCH EST. 1919

SoMar SONOMA MARIN Farms

Open Field Farm

SONOMA HILLS RANCH, LLC

OAK RIDGE EST. 1912 Angus Ranch

TGF True Grass Farms

TOMKAT RANCH

FREESTONE RANCH

VICTORIAN FARMSTEAD MEAT COMPANY SEBASTOPOL, CALIFORNIA

PETALUMA, CA TARA Firma FARMS SINCE 2009

petit teton

ROSSOTTI RANCH NINE GENERATIONS

FH

BLACK PIG MEAT CO.

BARINAGA RANCH



San Francisco Chronicle

FOOD

Locavores beware: Livestock ranchers to lose Bay Area slaughterhouse

Janelle Bitker and Tara Duggan | Nov. 27, 2019 | Updated: Nov. 27, 2019 12:51 p.m.

Workers processing beef at Marin Sun Farms, the Bay Area�s last remaining USDA-certified slaughterhouse, Petaluma, California, November 26th, 2019. In January, the Bay Area�s last remaining USDA-certified slaughterhouse, run by Marin Sun Farms in Petaluma, will no longer process animals from local ranches other than its own. When the local meat ranching company took over the slaughterhouse in 2014 that had been owned by Rancho Feeding Corp., it promised to help other ranches stay in business by offering the service. The company announ… more

When the meat company Marin Sun Farms bought the Bay Area's last remaining slaughterhouse in Petaluma in 2014, owner David Evans, a Point

The Bottleneck Just Got Narrower

Our Mission:

To serve our community of ranchers and farmers by providing access to local processing with transparency, honesty, & dedication.











Our solution:

- By ranchers, for ranchers
- Provides a regional humane, no stress harvest method.
- Job opportunities
- Model for other regions



Brick and Mortar



Our values:

- Animal Welfare and Ecology
- Transparency
- Service and Quality
- Healthy Culture
- Resiliency and Viability


North Bay
Napa County
Sonoma County
Solano County
Napa
Fairfield
Novato
Vallejo
Marin County
San Rafael
Richmond
Concord
Contra Costa County
Berkeley
Oakland
East Bay
San Francisco
San Francisco County
Oakland International Airport
Hayward
San Francisco International Airport
Alameda County
San Mateo
Fremont
Palo Alto
San Jose International Airport
San Jose
San Mateo County
Peninsula
South Bay
Santa Clara County
Gilroy
101
80
680
580
280
880
N

Market Analysis

80 direct-to-consumer ranchers in Northern California

- ➔ Harvest more than 10,000 head of livestock
- ➔ 60% of these animals come from less than 50 miles away
- ➔ Demand is 2X the capacity of the unit
- ➔ Cash flow positive in 10 months

Business Model


Gross revenue
EBITDA
FY21
FY22
FY23
FY24

Figures are estimates and not guarantees

**Assumptions:*
Capital $1.2M Raised
Equipment & Lease Acquired
Operational by May 2021

Greenhouse Gas Reduction: 1 location



=

- 19.6 tons of CO2 saved by 12 of our founding members
- 26,150 fewer miles in just 8 months! (1+ trip around the world!)
- 78% total reduction in miles



DEL NORTE
SISKIYOU
MODOC
HUMBOLDT
TRINITY
SHASTA
LASSEN
TEHAMA
PLUMAS
MENDOCINO
GLENN
BUTTE
SIERRA
NEVADA
COLUSA
YUBA
SUTTER
PLACER
LAKE
YOLO
EL DORADO
ALPINE
SACRAMENTO
AMADOR
CALAVERAS
SAN JOAQUIN
TUOLUMNE
MONO
SAN FRANCISCO
ALAMEDA
STANISLAUS
MARIPOSA
SAN MATEO
SANTA CLARA
MERCED
MADERA
SANTA CRUZ
SAN BENITO
FRESNO
INYO
MONTEREY
TULARE
KINGS
SAN LUIS OBISPO
KERN
SAN BERNARDINO
SANTA BARBARA
VENTURA
LOS ANGELES
ORANGE
RIVERSIDE
SAN DIEGO
IMPERIAL

★ Slaughter Unit
● USDA Processors





Goal: $1.2 M

$0 $1,200,000

$117,000

-Raised: $117,000
-End of October Goal: $500k to secure Mobile Unit
-End of 2020 Goal: $1.2 Million
*Raised from a combo of Reg CF & Rule 506C

What We Are Asking

Raise $1.2 million from our community

Balance of funds for

Facility improvements
Capital equipment
Legal & Professional Services
Operating Expenses



Join Us as a social impact investor

Thank you

www.bayarearanchers.com

invest@bayarearanchers.com